UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

15 September 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@bsi.co.il

Announcement of Bronfman- Alon: Changes in Control and Resignation of Directors.

ROSH HAAYIN, Israel, September 15, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that following the announcements of 22nd and 24th of August 2005 it is hereby informed that the contingent conditions for the transfer of control in Bronfman Alon Ltd. (the controlling shareholder of Blue Square) (“Bronfman Alon”) have been fulfilled (“The Transaction”):

Following the completion of The Transaction, the holdings of Alon group in Bronfman Alon are 73.5% and the holdings of Bronfman Fisher group in Bronfman Alon are 26.5%.

The parties have signed an agreement (“The Agreement”) according to which, inter-alia, the Board of Directors of Blue Square and Blue Square Chain Investments & Properties Ltd. (a subsidiary fully controlled by Blue Square) (“BSIP”) will include 6 Directors from Alon Group, 3 Directors from Bronfman Fisher Group and 2 independent Directors.

Additionally, it is agreed that the Articles of Association of Blue Square and BSIP shall be amended according to The Agreement.

Following the signature of The agreement, Mr. Mathew Bronfman has resigned from his position as a director and the Chairman of the Board of Directors of Blue Square and as a director and Vice Chairman of the Board of Directors of BSIP. Mr. Shlomo Zohar and Mrs. Meirav Gold have also announced their resignation from the Board of Directors of Blue Square. Mr. Shlomo Zohar has also resigned from his position as a director of the Board of Directors of BSIP. The resignation shall be effective as of today.

Blue Square expresses its appreciation to the resigning Directors for their significant contribution to Blue Square during their services.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 168 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.